Exhibit 12

EDISON INTERNATIONAL

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

(Thousands of Dollars)

	Year Ended December 31,
	2002(5)	2003(5)	2004	2005	2006
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:
Income from continuing operations before fixed charges and taxes (1)	$2,619,639	$1,856,153	$1,124,330	$2,396,513	$2,543,050
Add:
Rentals (2)	246,682	247,512	216,877	200,764	191,166
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,616	1,568	1,515	1,457	1,393
Amortization of previously capitalized fixed charges	7,418	8,410	2,690	2,839	2,394

Total earnings before income taxes and fixed charges (A)	$2,875,355	$2,113,643	$1,345,412	$2,601,573	$2,738,003

FIXED CHARGES:
Interest and amortization	$1,125,752	$988,665	$974,622	$803,932	$825,204
Rentals (2)	246,682	247,512	216,877	200,764	191,166
Capitalized interest (4)	6,403	7,578	70	363	7,727
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,616	1,568	1,515	1,457	1,393
Dividends on preferred securities	89,337	73,255	—	—	—
Subsidiary preferred and preference stock dividend requirements - pre-tax basis	25,222	18,264	22,962	38,182	77,651

Total fixed charges (B)	$1,495,012	$1,336,842	$1,216,046	$1,044,698	$1,103,141

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B):	1.92	1.58	1.11	2.49	2.48

(1)	Includes allowance for funds used during construction, accrual of unbilled revenue and minority interest.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.

(3)	Allocable portion of interest included in annual minimum debt service requirement of supplier.

(4)	Includes the fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnerships.

(5)	Revised to exclude the income and expenses associated with discontinued operations.